Filed by Aegon N.V.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Aegon N.V.

Commission File No.: 1-10882

June 30, 2023 Press release

Aegon’s group supervision to transfer from Dutch Central Bank to Bermuda Monetary Authority

•	Aegon’s legal domicile to be transferred to Bermuda. Consequently, group supervision to move from the Dutch Central Bank (DNB) to the Bermuda Monetary Authority (BMA)

•	Aegon will maintain its headquarters in the Netherlands and will remain a Dutch tax resident

•	The change in group supervision will have no material impact on Aegon’s capital management approach

•	Aegon to propose changes to its governance including the implementation of a one-tier board

Aegon today announces that it intends to move its legal seat to Bermuda. Subsequently, Aegon’s group supervision will transfer from the DNB to the BMA. Aegon will maintain its headquarters in the Netherlands, will remain a Dutch tax resident and will continue to be listed on Euronext Amsterdam and on the New York Stock Exchange (NYSE).

Change in group supervision

Following the closing of the transaction with a.s.r., Aegon will no longer have a regulated insurance business in the Netherlands. Under Solvency II rules, Aegon’s current supervisor, the DNB, can therefore no longer remain Aegon’s group supervisor. After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA would become its group supervisor if Aegon were to transfer its legal seat to Bermuda.

Bermuda hosts many respected international insurance companies, including four of Aegon’s subsidiaries. Bermuda’s regulatory regime is well recognized, having been granted equivalent status by the EU under the Solvency II regime, and by the UK under its own Solvency UK regime. It has also been designated as a qualified jurisdiction and reciprocal jurisdiction by the US National Association of Insurance Commissioners (NAIC). This enables insurance companies that are regulated by the BMA to easily conduct cross-border business.

“I welcome the transfer of group supervision from the DNB to the BMA,” said Lard Friese, Aegon’s CEO. “Bermuda has an established, well-regarded regulatory regime that will facilitate the implementation of our strategy to build leaders in investment, protection and retirement solutions, as outlined at our recent Capital Markets Day.”

The change of Aegon’s legal domicile to Bermuda will allow Aegon to maintain its headquarters in the Netherlands, remain a Dutch tax resident, and maintain its listings on Euronext Amsterdam and the NYSE.

Continuity in supervision of local entities and accounting

Aegon’s regulated insurance entities in the US, UK, Spain, Portugal and in other jurisdictions will continue to be supervised by their current local regulators. In addition, Aegon’s asset management activities in the Netherlands will continue to be supervised by the Authority Financial Markets and the DNB.

Aegon will continue to report under IFRS accounting standards. Aegon is exploring the implementation of US GAAP in the medium term, in addition to IFRS, so as to allow for better comparison against US peers, and provide long-term strategic flexibility for the Group.

No material impact on Aegon’s capital management framework

The change in group supervision will not have a material impact on Aegon’s capital management approach, which will continue to focus on the capitalization of its operating units, Cash Capital at the Holding and gross financial leverage. Consequently, the financial targets for 2025 that Aegon provided at its recent Capital Markets Day are unchanged. Furthermore, Aegon also reconfirms its intention to initiate a EUR 1.5 billion share buyback program shortly after the closing of the transaction with a.s.r.

June 30, 2023 Press release

Aegon expects its group solvency ratio and surplus under the Bermuda solvency framework to be broadly in line with that under the Solvency II framework during a transition period until the end of 2027. The method to translate Transamerica’s capital position into the group solvency position will also be similar to the current methodology. After the transition period, Aegon will fully adopt the Bermudian solvency framework.

Aegon anticipates that its debt instruments that are currently grandfathered under the Solvency II regime will remain so until the end of 2025. In addition, Aegon’s debt instruments will continue to be subject to existing triggers for mandatory deferral or cancellation of interest payments or conversion into equity, based on the group solvency ratio.

Aegon’s future debt structure and refinancing decisions will remain primarily driven by economic considerations, taking into account investor expectations, market circumstances, regulatory requirements, and rating agency considerations. As previously announced, Aegon intends to reduce its gross financial leverage by up to EUR 700 million following the closing of the transaction with a.s.r.

Change in governance

Upon the change of the legal domicile becoming effective, Aegon N.V. will be converted into Aegon Ltd., a Bermuda entity, and all existing assets and liabilities, rights, obligations and other legal relationships of Aegon N.V. will remain with Aegon Ltd. Aegon will adjust its governance to reflect the change in legal domicile. It will preserve Aegon’s current governance principles to the extent possible and practical in view of the redomiciliation, and where appropriate in the context of Aegon’s international footprint. This includes Aegon’s commitment to take into account the long-term interests of the company and all its stakeholders. It will apply well-recognized international governance standards to reflect the international footprint of Aegon following closing of the transaction with a.s.r. The new governance includes the implementation of a one-tier board structure, comprised of both executive and non-executive directors. The governance position of, and arrangements with, Vereniging Aegon will remain materially unchanged. The proposed Aegon Ltd. governance is explained in a draft Shareholder Circular that can be found on Aegon’s website.

Next steps

Following the closing of the transaction with a.s.r., the change in legal domicile is subject to shareholder approval at an Extraordinary General Meeting of Shareholders (EGM). The Board of Vereniging Aegon has been informed of the intended change in legal domicile. The Board of Vereniging Aegon is supportive and will seek the approval from its members for their support.

Aegon today has also published a draft Shareholder Circular and a conversion proposal. In addition, Aegon will today publicly file with the US Securities and Exchange Commission (SEC) a draft registration statement on Form F-4, that is substantially similar to the draft Shareholder Circular, save for certain additions required pursuant to US law, and which is to be declared effective by the SEC prior to the shareholder vote.

The BMA will assume the role of group supervisor following the transfer of Aegon’s legal domicile. In the envisaged interim period between the closing of the transaction with a.s.r. and the completion of the transfer of Aegon’s legal domicile, the role of group supervisor is expected to be allocated to the Dirección General de Seguros y Fondos de Pensiones (DGSFP), in accordance with Solvency II regulations. The DGSFP, in cooperation with the DNB, and after informing the European Insurance and Occupational Pensions Authority (EIOPA), is expected to delegate its tasks and responsibilities related to its role as group supervisor to the DNB for a period which is expected to cover the duration of this interim period.

Contacts
Media relations Carolien van der Giessen +31(0) 6 11953367 carolien.vandergiessen@aegon.com	Investor relations Jan Willem Weidema +31(0) 70 344 8028 janwillem.weidema@aegon.com

Digital media call

Today at 08:00 hrs. CEST, Lard Friese, CEO of Aegon will host a media call. Please follow this link to join the press conference.

Digital analyst and investor call

Today at 09:00 hrs. CEST, Lard Friese, CEO of Aegon, and Matt Rider, CFO of Aegon, will host an analyst and investor call. Please follow this link to join the press conference.

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection and retirement solutions. Its portfolio of businesses includes fully owned subsidiaries in the US, UK and a global asset manager. In addition, Aegon has partnerships in Spain & Portugal, Brazil, and China, which create value by combining strong local partners with Aegon’s international expertise. In the Netherlands, Aegon generates value via a strategic shareholding in a market leading insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

In connection with the proposed Redomiciliation, Aegon N.V. will file today with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a U.S. Shareholder Circular that you are encouraged to review carefully before making any decisions regarding the proposed Redomiciliation. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities and is not a substitute for the U.S. Shareholder Circular or any other document that Aegon N.V. may file with the SEC or send to U.S. shareholders in connection with the proposed Redomiciliation. U.S. SHAREHOLDERS OF AEGON N.V. ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM F-4 AND THE FINAL U.S. SHAREHOLDER CIRCULAR, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AEGON LTD. AND THE PROPOSED REDOMICILIATION. This information is available to you without charge upon your written or oral request. You will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, the documents may be obtained in hard copy free of charge by directing a request in writing or by telephone to Aegon N.V. at Aegonplein 50; 2591 TV The Hague; The Netherlands; Attention: Investor Relations or by e-mail at ir@aegon.com, or by calling our agent for service in the United States of America Andrew S. Williams Telephone: +1 443 475 3243.

June 30, 2023 Press release

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

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Unexpected delays, difficulties, and expenses in executing against our environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

•	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	The impact from volatility in credit, equity, and interest rates;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

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Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

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Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Changes affecting interest rate levels and low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes affecting inflation levels, particularly in the United States, the Netherlands and the United Kingdom;

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Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition, particularly in the United States, the Netherlands, the United Kingdom and emerging markets;

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Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

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Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

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Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

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As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

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The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results, and its ability to separate businesses as part of divestitures;

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Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

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Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

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Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

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Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

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Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

•	Changes in ESG standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations; and

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We may also rely on third-party information in certain of our disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information we use, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by us or third-parties. Moreover, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable governmental policies, or other factors, some of which may be beyond our control. Additionally, we may provide information that is not necessarily material for SEC reporting purposes but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), internal controls, and assumptions or third-party information that are still evolving and subject to change.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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